[Letterhead of Credit Suisse First Boston Corporation]



 October 5, 1999

 Board of Directors
 ASARCO Incorporated
 180 Maiden Lane
 New York, New York 10038

 Members of the Board:

 You have asked us to advise you with respect to the fairness, from a financial point of view, to the holders of the common stock of ASARCO Incorporated ("ASARCO"), other than Phelps Dodge Corporation ("Phelps Dodge") and its affiliates, of the Consideration (as defined below) to be received by such holders pursuant to the Agreement and Plan of Merger, dated as of October 5, 1999 (the "Merger Agreement" ), by and among Phelps Dodge, AAV Corporation, a wholly owned subsidiary of Phelps Dodge ("Sub"), and ASARCO. The Merger Agreement provides for, among other things, (i) an exchange offer by Sub to acquire all of the outstanding shares of the common stock, no par value, of ASARCO (the "ASARCO Common Stock") in exchange for, at the election of the holder thereof and subject to certain proration procedures set forth in the Merger Agreement (as to which we express no opinion), either (A) $29.50 per share, net to the seller in cash (the "Cash Consideration") or (B) 0.50266 of a share (the "Stock Consideration" and, together with the Cash Consideration, the "Exchange Offer Consideration") of the common stock, par value $6.25 per share, of Phelps Dodge (the "Phelps Dodge Common Stock" and, such exchange offer, the "Exchange Offer") and (ii) subsequent to the Exchange Offer, the merger of Sub with and into ASARCO (the "Merger" and, together with the Exchange Offer, the "Transaction") pursuant to which each outstanding share of ASARCO Common Stock not acquired in the Exchange Offer will be converted into the right to receive the Cash Consideration, the Stock Consideration or a combination thereof (collectively, the "Merger Consideration" and, together with the Exchange Offer Consideration, the "Consideration"), subject to certain proration procedures set forth in the Merger Agreement (as to which we express no opinion). Pursuant to the terms of the Merger Agreement, a maximum of 0.25133120 of a share of Phelps Dodge Common Stock and $14.75 in cash on a fully prorated basis will be issued in the Transaction for each outstanding share of ASARCO Common Stock.

 In arriving at our opinion, we have reviewed and considered the Merger Agreement and certain publicly available business and financial information relating to ASARCO and Phelps Dodge. We have evaluated Phelps Dodge both before and after giving effect to its proposed transaction with Cyprus Amax Minerals Company, and, where applicable, references to Phelps Dodge in this opinion relate to Phelps Dodge both before and after giving effect to such transaction. We have also reviewed certain other information relating to ASARCO, including financial forecasts, provided to or discussed with us by ASARCO, and have met with the management of ASARCO to discuss the businesses and prospects of ASARCO and Phelps Dodge. We have also considered certain financial and stock market data of ASARCO and Phelps Dodge, and we have compared those data with similar data for other publicly held companies in businesses similar to ASARCO and Phelps Dodge, and we have considered, to the extent publicly available, the financial terms of certain other business combinations and other transactions which have recently been effected. We also considered such other information, financial studies, analyses and investigations and financial, economic and market criteria which we deemed relevant.

 In connection with our review, we have not assumed any responsibility for independent verifica tion of any of the foregoing information and we have relied on such information being complete and accurate in all material respects. With respect to the financial forecasts provided to or discussed with us by the management of ASARCO, you have informed us, and we have assumed, that such forecasts have been reasonably prepared on bases reflecting the best currently available estimates and judgments of the management of ASARCO as to the future financial performance of ASARCO and Phelps Dodge and the strategic benefits and potential synergies (including the amount, timing and achievability thereof) anticipated to result from the proposed Transaction. We have not been requested to make, and have not made, an independent evaluation or appraisal of the assets or liabilities (contingent or otherwise) of ASARCO or Phelps Dodge, nor have we been furnished with any such evaluations or appraisals. As you are aware, we have not had access to non-public information regarding Phelps Dodge, nor have we had an opportunity to conduct customary due diligence with respect to business, financial or other information relating to Phelps Dodge. Our opinion is necessarily based upon information available to us, and financial, economic, market and other conditions as they exist and can be evaluated, on the date hereof. We are not expressing any opinion as to what the value of the Phelps Dodge Common Stock actually will be when issued pursuant to the proposed Transaction or the prices at which the Phelps Dodge Common Stock will trade subsequent to the proposed Transaction.

 We are acting as financial advisor to ASARCO in connection with the Transaction and will receive a fee for our services, a significant portion of which is contingent upon consummation of the Transaction. We also will receive a fee upon delivery of this opinion. We in the past have provided, and currently are providing, financial services to ASARCO unrelated to the proposed Transaction, for which services we have received, and may receive, compensation. In the ordinary course of business, Credit Suisse First Boston and its affiliates may actively trade the debt and equity securities of both ASARCO and Phelps Dodge for their own accounts and for the accounts of customers and, accordingly, may at any time hold long or short positions in such securities.

 It is understood that this letter is for the information of the Board of Directors of ASARCO in connection with its consideration of the proposed Transaction, does not constitute a recommendation to any stockholder as to whether such stockholder should exchange shares of ASARCO Common Stock in the Exchange Offer, the form of Consideration to be elected by any stockholder in the Exchange Offer or how any such stockholder should vote with respect to any matter relating to the Merger. This letter is not to be q uoted or referred to, in whole or in part, in any registration statement, prospectus or proxy statement, or in any other document used in connection with the offering or sale of securities, nor shall this letter be used for any other purposes, without our prior written consent, except that this letter may be attached in its entirety as an exhibit to ASARCO's
 Schedule 14D-9 relating to the Exchange Offer.

 Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the Consideration to be received in the Transaction by the holders of ASARCO Common Stock (other than Phelps Dodge and its affiliates) is fair, from a financial point of view, to such holders.

 Very truly yours,

 CREDIT SUISSE FIRST BOSTON CORPORATION